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                             December 1, 2022

       Mathieu Bonnet
       Chief Executive Officer
       Allego N.V.
       Westervoortsedijk 73 KB
       6827 AV Arnhem
       The Netherlands

                                                        Re: Allego N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 13, 2022
                                                            File No. 001-41329

       Dear Mathieu Bonnet:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Results of Operations
       2021 versus 2020
       Revenue, page 46

   1. Please quantify each factor cited so that investors may understand the magnitude of each.
                                                        Refer to the
introductory paragraph of Item 303(b) of Regulation S-K and section 501.04 of our Codification of
Financial Reporting Policies.
 Mathieu Bonnet
FirstName
Allego N.V.LastNameMathieu Bonnet
Comapany1,
December   NameAllego
             2022      N.V.
December
Page 2    1, 2022 Page 2
FirstName LastName
Cost of sales, page 47

2. You state the decrease in the cost per session was due to maintenance costs being divided over a larger number of chargers and sessions. Your accounting policy for cost of sales of charging sessions does not refer to maintenance costs. Please explain to us and disclose as appropriate the maintenance costs associated with charging sessions and revise your accounting policy disclosure as appropriate.
Notes to Consolidated Financial Statements
Note 2.7 Summary of Significant Accounting Policies
Note 2.7.3 Cost of sales, page F-21

3. It appears charging equipment and charging infrastructure you own are integral to the generation of charging session revenue. Please explain to us your rationale for not including depreciation of these in cost of sales of charging sessions.
4.       You disclose service revenue from operation and maintenance (   O&M
) services of
         charging equipment owned by customers is recognized over time. You also disclose cost of sales related to the O&M contracts is recognized in the period in which the related revenue is recognized. Please explain to us why these costs are not recognized as incurred since the associated revenue is recognized over time.
Note 4. Segmentation, page F-41

5. You disclose the Group has one operating segment which also is its only reporting segment and "Adjusted EBITDA" is only provided on a consolidated basis. Please explain to us how your presentation of Adjusted EBITDA in the notes to the financial statements complies with IFRS 8 and is consistent with the core principle of this IFRS.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services